Andrew I. Telsey, P.C. Attorney at Law
12835 E. Arapahoe Road, Tower One, Penthouse #803, Englewood, Colorado 80112 Telephone: 303/768-9221 • Facsimile: 303/768-9224 • E-Mail: andrew@telseylaw.com

October 15, 2010

VIA:   EDGAR

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C.  20549
Attn: Brandon Hill, Esq.

RE:           Bureau of Fugitive Recovery, Inc.;
  Amendment No. 1 to Form S-1;
  SEC File No. 333-168713

Dear Mr. Hill:

Filed electronically on behalf of Bureau of Fugitive Recovery, Inc. (the “Registrant” or “Company”) is Amendment No. 1 to the Form S-1 (the “Amendment”), submitted in response to the staff’s written comments of September 2, 2010.  This letter describes the Registrant’s response to each comment and the location in the filing where the changes have been made.

General
Comment No. 1

The Rule 415 box on the cover page has been checked.

Comment No. 2

The note to the fee table has been revised.

Comment No. 3

The Company does not characterize itself as a shell company since the Company had a definite business plan which it had been pursuing for several years, including active operations and revenues.  In prior discussions with the Staff we have been repeatedly informed that new regulation regarding shell companies did not modify or change the long-standing policy of the Commission to not regard companies as shell companies as long as they had a specific business plan which they were pursuing.  Further, upon your review of the disclosure in the Amendment, specifically the intention of management to utilize the Company’s status as a public company to attempt to take advantage of the trend in the Company’s industry to consolidate by acquiring other similar smaller operations supports the contention that the Company is not a “shell company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Securities and Exchange Commission
October 15, 2010

Comment No. 4

The Amendment contains updated financial information as of June 30, 2010 and 2009.

Outside Front Cover Page
Comment No. 5

The disclosure has been revised per your comment.

Comment No. 6

This disclosure has been added to the outside front cover page.

Table of Contents

Comment No. 7

The disclosure required by Item 502 of Regulation S-K has been added.

Selected Financial Data
(page 4)

Comment No. 8

The information contained in the Statement of Operations section of the table has been revised.

Risk Factors
Comment No. 9

The duplication has been eliminated.  See page 6 of the Prospectus.

Comment No. 10

Disclosure has been added throughout the Prospectus clarifying that a market maker has filed an application to trade the Company’s Common Stock on the OTCBB.  See outside front cover page and pages 6, 7, 8, 10 and 11 of the Prospectus.

Selling Stockholders
(page 10)

Comment No. 11

The cost of the registration has been reconciled.  See page 12 of the Prospectus under “Plan of Distribution.”

Securities and Exchange Commission
October 15, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations
(page 13)

Comment No. 12

The Amendment contains new disclosure discussing management’s reasons for becoming a public company.  See pages 13-14 of the Prospectus.

Comment No. 13

Management of the Company does not intend to engage in a “business combination” with an entity that is not engaged in a similar business to that of the Company, but with a company that is engaged in a similar business or has synergy with the Company’s current operations.  All references to the term “business combination” have been revised throughout the Amendment to better reflect the current intention of management.  In addition, it is also not anticipated that the acquisition of a similar or synergistic company will result in a change in control of the Company, but may result in additional members of management.  See pages 3, 13, and 17-18 of the Prospectus.

Results of Operations
(page 14)
Comment No. 14

The Amendment contains additional disclosure explaining management’s view as to the change in performance of the Company in the relevant periods.  See page 14 of the Prospectus.

Liquidity and Capital Resources
(page 14)

Comment No. 15

A copy of the note and the amendment thereto are included as exhibits in the Amendment.

Comment No. 16

The Amendment contains additional disclosure on how management intends to address the issue of the going concern opinion issued by our independent accountant, as well as the issue of the capital necessary to allow the Company to meet its obligations over the next 12 months.  See page 15 of the Prospectus.

Securities and Exchange Commission
October 15, 2010

Description of Business
(page 15)
Comment No. 17

The relevant disclosure has been omitted in the Amendment.  See pages 16-17 of the Prospectus.

Comment No. 18

The Amendment contains expanded disclosure on the services provided by the Registrant, including reference to the execution of a service agreement.  See page 16 of the Prospectus.  In addition, the form of service agreement has been included as an exhibit in the Amendment.

Comment No. 19

Prior to filing of its registration statement management engaged in discussions with various other companies who are involved in the same business as that of the Company, or businesses that are synergistic to the activities of the Company.  Based upon these preliminary discussions management believes that once the Company becomes a trading public company there is a basis to commence definitive negotiations relating to the Company’s acquisition of these other entities.  However, there are no definitive agreements in place with any other entity as of the date of this filing.  Applicable disclosure is included throughout the Amendment concerning this issue.  See pages 3, 13, 16 and 17 of the Prospectus.

Management
(page 19)

Comment No. 20

All of the prior business experience of management is disclosed in the Amendment.  In regard to the balance of the staff’s comment it is respectfully submitted that the directors have been elected by the shareholders.  Therefore, any discussion of the conclusions as to what skills, qualifications and experience of those elected directors by the Registrant in the registration statement would be based upon conjecture and we believe, inappropriate.  However, additional disclosure has been added in the Amendment relating to the inability of the Company to afford to obtain director and officer insurance, which may result in the Company’s inability to attract officers and directors in the future due to the potential liability that such positions may incur.  See pages 6 and 19 of the Prospectus.

Executive Compensation – Summary Compensation Table
(page 20)

Comment No. 21

This will confirm that none of the $22,650 issued in compensatory stock was issued to any executive officers.

Securities and Exchange Commission
October 15, 2010

Security Ownership and Certain Beneficial Owners and Management
(page 20)

Comment No. 22

The table has been revised in accordance with the staff’s comment.  Note the revised footnote 2 to the table.  See page 21 of the Prospectus.

Comment No. 23

The relationship between Kamryn Abraham, Joseph Ficarra and Frank Ficarra are disclosed in the footnote to the table.  David Cerullo is not related to any member of management.  See pages 21-22 of the Prospectus.

Shares Eligible for Future Sale
(page 23)

Comment No. 24

The number of shares eligible for sale following the offering has been included in the Amendment.  See page 24 of the Prospectus.

Recent Sales of Registered Securities
(Page 40)
Comment No. 25

The Amendment contains disclosure on all issuances of the Company’s securities during the prior three year period.

Statement of Stockholder’s Equity
(page F-4)

Comment No. 26

The Company has never engaged in a reverse stock split.  Note 6 to the Company’s financial statements have been revised accordingly.

Securities and Exchange Commission
October 15, 2010

Exhibits and Financial Statement Schedules

Comment No. 27

The Note discussed in your Comment No. 15, above, has been included as an exhibit.  In addition, pursuant to response 18 above, a copy of the form of Service Agreement utilized by the Company has also been included in the Amendment as an exhibit.  There are no other material contracts that involve the Company.

Signatures

Comment No. 28

The signature page has been revised pursuant to the staff’s comment.

Based on the foregoing responses to the staff's letter of comment, and the revisions made by this Amendment, we believe this Amendment is in compliance with the applicable form instructions and rules pertaining thereto and that it is complete.  Additionally, we believe that, because of the completeness of the Amendment, an effective date of Friday, November 5, 2010, or as soon thereafter as practicable, is appropriate.

Thank you for your assistance.  If we can be of any assistance in connection with the staff’s review of the Amendment please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

ANDREW I. TELSEY, P.C.

/s/ Andrew I. Telsey

Andrew I. Telsey
For the Firm

cc:  Client

AIT/ddk